Exhibit 1.01

CONFLICT MINERALS REPORT

This report for the reporting period from January 1 to December 31, 2025 (the “Reporting Period”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) and pursuant to the Company’s Special Disclosure Report on Form SD (“Form SD”).

As permitted by the Rule and Form SD, and pursuant to the guidance regarding compliance with the Rule provided by the staff of the Securities and Exchange Commission (the “SEC”), this report does not include an independent private sector audit of the report.

COMPANY OVERVIEW:

O-I Glass, Inc., a Delaware corporation (the “Company”), through its subsidiaries, is the successor to a business established in 1903. The Company is one of the leading manufacturers of glass containers in the world with 64 glass manufacturing plants in 18 countries. It competes in the glass container segment of the rigid packaging market and is the leading glass container manufacturer in most of the countries where it has manufacturing facilities.

The Company produces glass containers for alcoholic beverages, including beer, flavored malt beverages, spirits, and wine. The Company also produces glass packaging for a variety of food items, soft drinks, teas, juices, and pharmaceuticals. The Company manufactures glass containers in a wide range of sizes, shapes, and colors, and is active in new product development and glass container innovation. The sale of glass containers comprised approximately 99% of the Company’s revenues in 2025. Based on a reasonable assessment of materials and components used in its glass container business, the Company believes that conflict minerals are not necessary to the functionality or production of products that it manufactures or contracts to be manufactured as part of that business.

The Company also manufactures or contracts to manufacture glass making machines, molds and other parts related thereto (hereinafter, “Machine”). The Machine business comprised approximately 0.1% of the Company’s revenues in 2025. The Company has determined that certain conflict minerals as defined in Form SD (meaning cassiterite, columbite-tantalite (also known as coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten) were necessary to the functionality or production of certain of the Machines, including equipment and components containing electronic or specialty parts, that the Company manufactured or contracted to be manufactured during the Reporting Period. The Company refers in this report to any such conflict minerals as its “necessary conflict minerals.”

SUPPLY CHAIN:

The Company does not purchase conflict minerals directly for the manufacture of its products. The Company purchases materials and products through an extensive supply chain and relies on its direct suppliers to provide information to the extent that conflict minerals are contained in components and materials supplied to the Company.

CONFLICT MINERALS PROGRAM

The Company is committed to responsible sourcing as outlined in the Organisation for Economic Co-operation and Development’s (“OECD”) 2016 Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements for gold and for tin, tantalum and tungsten (the “OECD Due Diligence Guidance”). This commitment is the foundation of O-I Glass’ responsible sourcing program, which is described as follows:

A.	Establish strong company management systems

The Company has a Conflict Minerals Policy that has been posted on the Company’s public website. As stated in the Conflict Minerals Policy, the Company is committed to working with its global supply chain to comply with the Rule.

The Company has established a management system for conflict minerals including:

•	Forming a cross-functional task force that includes representatives from the Company’s legal, finance, and procurement functions. The task force focuses on the Company’s conflict minerals compliance initiative.
•	Implementing a system of controls and transparency through the use of the Conflict Minerals Reporting Template (the “Template”) developed jointly by the Responsible Business Alliance (RBA), formerly the Electronic Industry Citizenship Coalition®, and The Global e-Sustainability Initiative (GeSI). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.
•	Communicating to the Company’s targeted direct suppliers the importance of transparency in the Company’s supply chain, as well as the Company’s expectation that the suppliers will complete the Template in order for the Company to comply with its reporting obligations to the SEC.

•	Utilizing the Company’s membership in the Responsible Minerals Initiative (the “RMI”), formerly the Conflict-Free Sourcing Initiative, to gain access to the RMI’s due diligence on smelters and refiners; to keep apprised of industry insights and trends; and to build leverage over the supply chain.
•	Providing reporting channels such as the Company’s Ethics and Compliance Helpline for employees, customers, suppliers, and other persons or entities to report suspected violations of laws, regulations or Company policies. The Company’s Ethics and Compliance Helpline allows for anonymous reporting if the reporter so chooses.

B.	Identify and assess risks in the supply chain

The Company performs the following steps to identify and assess risks in its supply chain:

•	Identify O-I products that may contain conflict minerals.
•	With respect to such products, identify direct suppliers that supply materials or components to the Company that may contain conflict minerals.
•	Request that the identified suppliers complete the Template and review O-I’s Conflict Minerals Policy. Follow up with those suppliers who do not respond.
•	Evaluate the suppliers’ responses for completeness and accuracy and contact those suppliers whose responses contain incomplete or potentially inaccurate information.
•	Compile a list of smelters and refiners as provided in the responses.
•	Compare the list of smelters and refiners identified in the responses against the list of facilities on the RMI’s published lists in connection with RMI’s Responsible Minerals Assurance Process (RMAP), formerly known as the Conflict-Free Smelter Program.

C.	Design and implement a strategy to respond to identified risks

•	Validate “conformant” smelters and confirm the status of other active smelters using the RMI’s published lists.
•	Maintain a risk management plan to address various risks resulting from the Company’s due diligence.
•	Develop specific risk mitigation plans as needed on a case-by-case basis.

D.	Carry out independent third party audit of supply chain due diligence at identified points in the supply chain

As a downstream product manufacturer, and in light of the supply chain for the Company’s necessary conflict minerals described above, the Company does not have a direct relationship with the smelters and refiners that use the conflict minerals contained in components of its products. Through our membership in the RMI, the Company supports independent third party audits of smelters and refiners by programs such as the RMI’s Responsible Minerals Assurance Process.

E.	Report on supply chain due diligence

This Conflict Minerals Report provides information about the Company’s supply chain due diligence with respect to the SEC’s conflict minerals rule. This Report is an exhibit to the Company’s Form SD, which has been filed with the SEC.

REASONABLE COUNTRY OF ORIGIN INQUIRY:

Because the Company determined that conflict minerals are necessary to the functionality or production of certain products manufactured or contracted to be manufactured within the Company’s Machine business, as required under the Rule and pursuant to Form SD, the Company conducted a good faith “reasonable country of origin inquiry” (“RCOI”) designed to determine whether any of the Company’s necessary conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) or a country that shares an internationally recognized border with the DRC (each a “Covered Country”) or were from recycled or scrap sources.

The Company reviewed the list of suppliers to the Machine business during the Reporting Period. The Company identified 16 suppliers of products that could potentially contain conflict minerals (the “Suppliers”). The products supplied included equipment, electronics supplies, and mechanical parts.

The Company sent a letter to the Suppliers requesting that they complete the Template. The letter explained the Company’s reporting requirements and included the Company’s Conflict Minerals Policy. Suppliers were also directed to the RBA’s resources and training documentation.

The Company tracked and monitored responses provided by the Suppliers. Follow-up communications were sent to Suppliers who did not respond to the initial letter. The Company received responses from Suppliers representing 99.5% of all expenditures by the Machine business with the targeted Suppliers during the Reporting Period. This included the Supplier that comprised the largest percentage of spend that the Machine business had with the Suppliers that were surveyed.

The information provided by the Suppliers (and by their suppliers) to the Company included information regarding smelters and refiners at the company level for such Suppliers. This information was compiled into a list of smelters and refiners that was compared against the list of facilities that have met the requirements of the RMI’s assessment protocol.

In addition, the Company conducted an internal analysis of certain products of the Machine business to determine whether such products contained conflict minerals. Based on this analysis, the Company concluded that certain products of the Machine business did not contain conflict minerals and as a result were out-of-scope.

Based on the RCOI, including supplier responses that were not product-specific and incomplete information regarding upstream sourcing, the Company determined that it had reason to believe that its necessary conflict minerals may have originated from a Covered Country and may not be from recycled or scrap sources.

DUE DILIGENCE

The Company performed the following due diligence measures in accordance with the design described below:

A.	DESIGN OF DUE DILIGENCE:

The Company’s due diligence measures have been designed to conform, in all material respects, with the due diligence-related steps of the OECD Due Diligence Guidance, taking into account the Company’s position as a downstream manufacturer.

B.	DUE DILIGENCE PERFORMED:

The Company conducted a conflict minerals survey by reaching out to the 16 Suppliers asking them to complete the Template. A majority of the responding Suppliers confirmed that their supply to the Company did not contain conflict minerals originating from the DRC or a Covered Country. The Company did not receive responses from 2 Suppliers that the Company considers insignificant.

Responding Suppliers (and in some cases their suppliers) identified 352 smelters/refiners via the Template. Because the information provided by the responding Suppliers is at the company level and not specific to the products they sell to O-I, we cannot verify that all of the smelters/refiners identified actually contributed to parts that ended up in the Company’s products.

We next compared the smelters/refiners identified by the Suppliers to the information in RMI’s RMAP database. Based on this inquiry, of the 352 smelters/refiners identified by the Suppliers, 206 smelters/refiners have received conformant status, meaning they’ve been audited and found conformant with the relevant RMAP standard or are a TI-CMC Member Company. Another 4 smelters/refiners have received active status, meaning they are engaged in the RMAP but have not yet been confirmed as conformant. In addition, 41 are not eligible for the RMAP. 7 do not meet the requirements for participation, and 1 is not yet active but is in communication with the RMAP and/or a member company. There are 52 smelters/refiners that require outreach to encourage them to participate in the RMAP audit and 5 that have communicated a lack of interest in participation. There are 34 that have been audited and found not conformant. Finally, 2 smelters/refiners had no publicly available information available on the RMAP website at the time of the Company’s review and, as a result, the Company was unable to determine their RMAP status.

It is important to note that the RMAP is a voluntary program and the availability of information on the RMAP website depends on participation by individual smelters and refiners. The lack of publicly available information for certain smelters and refiners does not indicate that those facilities failed an assessment, or that the Company’s products contain conflict minerals that directly or indirectly financed armed groups.

Further, as the information provided by the Suppliers was not at a product-level specific to the materials and components we use, the Company does not have sufficient information to determine all smelters or refiners in the supply chain for the Machine business, as well as the Country of Origin of the conflict minerals in the products manufactured or contracted to be manufactured as part of O-I’s Machine business.

For the 206 smelters or refiners mentioned above as being conformant with the RMI assessment protocol, we used the RMI RCOI report available to RMI members to identify the Countries of Origin. The Countries of Origin for the conflict minerals purchased by the identified smelters or refiners are listed in the Appendix. Note, that while 6 smelters or refiners appear to source conflict minerals from the DRC or a Covered Country, each of those 6 smelters or refiners have been verified as conformant with the RMAP.

The Company is dependent on direct suppliers to identify the smelters and refiners in its supply chain and, in turn, the Company’s direct suppliers are themselves dependent upon an extended chain of intermediaries in order to gather the information. The Company requested its direct suppliers to provide information specific to the parts and components provided to the Company. However, most responses submitted are at a company-level and not specific to the Company’s supply chain. In addition, many suppliers are disclosing that they have not yet completed their own due diligence and are unable to disclose a complete list of smelters and refiners. The information on country of origin in the Appendix represents the data the Company has gathered from its in-scope suppliers as of April 27, 2026. Due to the challenges noted above, the list is likely to be both incomplete and over-inclusive with respect to the Company’s supply chain. Further, the countries of origin in the Appendix are not a definitive indicator that the Company utilizes materials sourced from these countries.

STEPS TAKEN TO MITIGATE RISK:

The Company takes, as appropriate, the following steps intended to mitigate risk and to improve the Company’s due diligence:

a. Continue to work with those suppliers that provided information at the overall company level to provide more specific information relating to the products they sell to O-I that contain conflict minerals.

b. Continue to utilize the Company’s membership in the Responsible Minerals Initiative and trade associations, such as the National Association of Manufacturers, to define and improve best practices and build leverage over the supply chain in accordance with the OECD Due Diligence Guidance.

c. Work with suppliers as needed to promote their understanding of, and the Company’s expectations regarding, compliance with the SEC’s conflict minerals rule, including directing them to training resources to attempt to improve the content, completeness and accuracy of the supplier survey responses.

d. Continue to reinforce awareness within the Company regarding the global procurement conflict minerals procedure.

APPENDIX

COUNTRIES OF ORIGIN

The information in this Appendix is an aggregation of data provided by the Company's Suppliers to its Machine business together with the RMI's RCOI Report, which is available to RMI Members.

Austria	Estonia	Peru
Belgium	Germany	Poland
Bolivia	India	Rwanda
Brazil	Indonesia	South Africa
Chile	Japan	Tanzania
China	Kazakhstan	Thailand
Chinese Taipei	Korea, Republic of	Uganda
Colombia	Malaysia	United States
Congo, Democratic Republic of the	Mexico	Vietnam
Czech Republic	Netherlands